# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Metropolitan Bank Holding Corp., CIK 0001476034
CUSIP: 591774104
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 99 Park Avenue, New York, New York (NY), 10016
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000899140-24-001278
Filed by CIK 0001085393

## Reporting persons
- BASSWOOD CAPITAL MANAGEMENT, L.L.C.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 468,885; sole dispositive power 0; shared dispositive power 468,885; aggregate amount beneficially owned 468,885 (4.19% of the class)
- LINDENBAUM MATTHEW A: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 468,885; sole dispositive power 0; shared dispositive power 468,885; aggregate amount beneficially owned 468,885 (4.19% of the class)
- LINDENBAUM BENNETT D: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 468,885; sole dispositive power 0; shared dispositive power 468,885; aggregate amount beneficially owned 468,885 (4.19% of the class)

## Item 1. Issuer
Name of issuer: Metropolitan Bank Holding Corp.
Address of issuer's principal executive offices: 99 Park Avenue, New York, New York, 10016

## Item 2. Person Filing
Name of person filing: The information required by Item 2(a) is set forth in Row 1 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Address of principal business office or, if none, residence:
c/o Basswood Capital Management, L.L.C.
645 Madison Avenue, 10th Floor
New York, NY 10022
Citizenship: The information required by Item 2(c) is set forth in Row 4 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
The identity and the item 3 classification of the relevant subsidiary

## Signatures
- BASSWOOD CAPITAL MANAGEMENT, L.L.C.: /s/ Matthew Lindenbaum, Managing Member, BASSWOOD CAPITAL MANAGEMENT, L.L.C. (02/12/2025)
- LINDENBAUM MATTHEW A: /s/ Matthew Lindenbaum, an individual, LINDENBAUM MATTHEW A (02/12/2025)
- LINDENBAUM BENNETT D: /s/ Bennett Lindenbaum, LINDENBAUM BENNETT D (02/12/2025)